U.S. Securities and Exchange Commission

March 15, 2016

March 15, 2016

VIA EDGAR

Suzanne Hayes

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Raptor Pharmaceutical Corp.

Post-Effective Amendment No. 2 to Form S-3

Filed February 26, 2016

File No. 333-207370

Raptor Pharmaceutical Corp. (the “Company”) is transmitting this letter in response to comment received from the staff of the Securities Exchange Commission (the “Staff”), contained in the Staff’s letter dated March 11, 2016 (“Comment Letter”), with respect to the Company’s Post-Effective Amendment No. 2 to Form S-3 filed on February 26, 2016 (the “S-3 Registration Statement”). For your convenience, the Staff’s comment is reproduced below, followed by the Company’s response thereto. The paragraph number below corresponds to the numbered paragraph in the Comment Letter.

Incorporation by Reference, page 3

1.	We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2015 and that your Form 10-K incorporates Part III information by reference to your definitive proxy statement, which has not yet been filed. Please be advised that we cannot accelerate the effective date of your registration statement until you file the information required by Part III of Form 10-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company plans to request acceleration of effectiveness of the S-3 Registration Statement after the Company has filed the information required by Part III of Form 10-K.

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The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (415) 408-6231 if you have any questions or would like additional information regarding these matters.

U.S. Securities and Exchange Commission

March 15, 2016

Sincerely,

/s/ Michael P. Smith
Michael P. Smith
Chief Financial Officer
Raptor Pharmaceutical Corp.